FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2010

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Compañia de Minas Buenaventura Announces
Second Quarter 2010 Results

Lima, Peru, July 30, 2010 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company announced today its results for the second quarter 2010. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer stated:

“Net income during second quarter was US$110.9 million, a 17% decrease when compared to the figure reported in 2Q09 (US$134.4 million).

EBITDA from Buenaventura’s Direct Operations was US$88.4 million, 3% lower than the figure reported in 2Q09 (US$91.0 million), while EBITDA including Yanacocha and Cerro Verde decreased 7%, from US$264.0 million in 2Q09 to US$245.6 million in 2Q10.

These results were mainly driven by a lower volume of gold and silver volume”.

Financial Highlights (in millions of US$, except EPS figures):

	2Q10	2Q09	Var%	1H10	1H 09	Var%
Total Revenues	225.4	212.7	6%	427.1	389.6	10%
Operating Income	54.7	71.4	-23%	122.3	130.4	-6%
EBITDA (BVN Direct Operations)	88.4	91.0	-3%	172.9	174.4	-1%
EBITDA (inc. Yanacocha and Cerro Verde)	245.6	264.0	-7%	526.1	489.4	8%
Net Income	110.9	134.4	-17%	266.1	234.7	13%
EPS*	0.44	0.53	-17%	1.05	0.92	13%

(*) Buenaventura has a total of 254,442,328 shares outstanding.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2010 Results

Operating Revenue

During 2Q10, net sales were US$212.0 million, a 7% increase when compared to the US$198.1 million reported in 2Q09. This was explained by the higher realized prices in all metals despite a decrease in the volume of gold, silver, zinc and lead sold.

Royalty income in 2Q10 totaled US$13.4 million, a 7% decrease when compared to the US$14.6 million reported in 2Q09 due to lower gold volume sold at Yanacocha.

Operating Highlights	2Q10	2Q09	Var%	1H 10	1H 09	Var%
Net Sales (in millions of US$)	212.0	198.1	7%	399.6	361.2	11%
Average Realized Gold Price Gold (US$/oz)*	1,214	927	31%	1,168	921	27%
Average Realized Gold Price (US$/oz) inc. Yanacocha	1,199	919	30%	1,155	915	26%
Average Realized Silver Price (US$/oz)*	18.34	13.93	32%	17.73	13.47	32%
Average Realized Lead Price (US$/MT)*	1,865	1,531	22%	2,016	1,375	47%
Average Realized Zinc Price (US$/MT)*	2,029	1,493	36%	2,137	1,339	60%
Average Realized Copper Price (US$/MT)*	6,730	4,828	39%	7,033	4,290	64%
(*) Buenaventura’s Direct Operations

Sales Content
	2Q10	2Q09	Var%	1H10	1H09	Var%
Gold (in oz)*	105,112	109,408	-4%	203,248	200,333	1%
Gold (in oz) inc. Yanacocha	261,019	342,338	-24%	539,778	638,398	-15%
Silver (in oz)*	2,833,313	4,199,281	-33%	5,541,847	7,868,387	-30%
Lead (in MT)*	5,808	8,040	-28%	10,963	14,977	-27%
Zinc (in MT)*	9,977	16,488	-39%	21,336	31,141	-31%
Copper (in MT)*	2,769	1,972	40%	4,813	3,551	36%
(*) Buenaventura Direct Operations

Accumulated net sales in 2010 were US$399.6 million, an 11% increase compared to the same period of 2009 (US$361.2 million), while royalty income was US$27.5 million, a 2% decrease when compared to the US$28.4 million reported in the comparable period of 2009.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2010 Results

Production and Operating Costs

Buenaventura’s equity production1 in 2Q10 was 109,974 ounces of gold, 11% higher than the 99,322 million ounces reported in 2Q09. Silver production in 2Q10 was 3.4 million ounces, a 9% decrease when compared to the 3.7 million ounces reported in 2Q09.

Equity production1 in the six month period 2010 was 207,744 ounces of gold and 6.4 million ounces of silver. This represented a 3% increase in gold production (202,170 ounces in 1H09), and a 17% decrease in silver production compared to 2009 (7.7 million ounces).

Equity Production[1]
	2Q10	2Q09	Var%	1H10	1H09	Var%
Gold (oz)	109,974	99,322	11%	207,744	202,170	3%
Gold (oz) inc. Yanacocha	261,953	324,858	-19%	544,274	645,484	-16%
Silver (oz)	3,372,803	3,712,947	-9%	6,358,862	7,702,881	-17%
Lead ( MT)	4,938	5,606	-12%	9,222	10,625	-13%
Zinc ( MT)	6,850	11,353	-40%	14,302	21,178	-32%
Copper (MT) inc. Cerro Verde	15,914	15,730	1%	31,338	31,234	0%

Orcopampa’s (100%) total gold production was 80,482 ounces, 12% higher than 2Q09 production (71,923 ounces). Production from the Chipmo mine in 2Q10 was 74,924 ounces, 20% higher than the 62,398 ounces reported in 2Q09, which was complemented by the old tailings treatment that produced 5,558 gold ounces (9,525 ounces in 2Q09). Accumulated total gold production in the six-month period 2010 was 152,601 ounces, a 5% increase when compared to 2009 (144,910 ounces). (Appendix 2)

Cash operating cost in 2Q10 was US$357/oz, 22% higher when compared to 2Q09 (US$293/oz). This was explained by a 42% increase in contractor costs due to a 40% increase in diamond drilling and a 25% increase in drifting work.

At Poracota, gold production in 2Q10 was 14,968 ounces, an increase of 29% when compared to 2Q09 (11,579 ounces), while the cash operating cost increased 22%, from US$754/oz in 2Q09 to US$917/oz in 2Q10. This increase was due to a 52% increase in diamond drilling and a 59% increase in drifting work to replace gold reserves. Accumulated gold production for the six-month period 2010 was 28,897 ounces, 17% higher than the figure reported in 2009 (24,676 ounces).

Total royalties paid to the government at both Orcopampa and Poracota in 2Q10 totaled US$3.7 million.

At Uchucchacua (100%), total silver production in 2Q10 was 12% lower than 2Q09 (2.4 million ounces and 2.7 million ounces, respectively) due to a 5% decline in ore treated, 3% lower silver grade and 5% lower recovery (Appendix 2). Zinc production decreased 18% (from 2,280 MT in 2Q09 to 1,881 MT in 2Q10), while lead production decreased 29% (2,806 MT in 2Q09 vs. 2,002 MT in 2Q10). Accumulated production in the six-month period 2010 was 4.4 million ounces of silver, 21% lower than in 2009 (5.6 million ounces); 3,397 MT of zinc, a decrease of 28% when compared to 2009 (4,711 MT) and 3,758 MT of lead, 27% lower than the figure reported in 2009 (5,183 MT).

Cash operating cost in 2Q10 was US$11.69/oz, a 24% increase compared to the $9.39/oz in 2Q09. This was best explained by:

1 Production includes 100% of operating units, 100% of CEDIMIN and 45.97% of El Brocal.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2010 Results

1.	A decrease in silver ounces produced due to a decline in the tonnage treated, as well as the silver grade and recovery ratio resulting from selective exploitation, while controlling manganese content.
2.	A 25% rise in contractor expenses explained by a 14% increase in diamond drilling and a 3% increase in drifting work as well as higher costs per meter due to an increase in contractors salaries.

Total royalties paid to the government at Uchucchacua in 2Q10 totaled US$0.7 million.

At Antapite (100%), total production in 2Q10 was 9,560 ounces of gold, an increase of 21% compared to 2Q09 (7,926 ounces), mainly due to a 14% increase in the gold grade (Appendix 2). Accumulated gold production was 16,630 ounces, a 10% increase when compared to 2009 (15,135oz).

Gold cash operating cost in 2Q10 was US$742/oz, 5% lower than in 2Q09 (US$780/oz) due to a 5% decline in diamond drillings.

Total royalties paid to the government at Antapite in 2Q10 totaled US$0.2 million.

At El Brocal (45.97%), Stage One of the concentrator plant expansion project was completed to increase capacity from 6,000 TPD to 10,000 TPD. In order to leverage higher copper prices, the Company will prioritize copper production at the Marcapunta operation, increasing ore treated from 1,000 TPD to 4,000 TPD. The remaining capacity of 6,000 TPD, will be used to treat the polymetalic ore from Colquijirca.

At Marcapunta, copper production for 2Q10 was 3,036 MT, 49% higher than 2Q09 (2,039 MT). Accumulated copper production in 1H10 was 5,178 MT, a 28% increase when compared to 4,031 MT in the same period 2009. Cash cost at Marcapunta for 2Q10 was US$4,075/MT, a 40% increase when compared to US$2,901/MT reported in 2Q09.

At Colquijirca, total zinc production was 9,668 MT in 2Q10, a 49% decrease when compared to the 18,802 MT reported in 2Q09 due to a 32% decline in tonnage of polymetalic ore to allow higher copper ore treatment and a 20% decrease in ore grade (Appendix 2). Total silver production in 2Q10 was 560,481 ounces, a 34% decrease when compared to the 844,838 ounces reported in 2Q09, mainly explained by the previously-mentioned decline in tonnage treated and a 14% decrease in the silver ore grade. Total lead production for 2Q10 was 3,642 MT, a 24% decrease when compared to 4,816 MT in 2Q09.

For 1H10, total zinc production was 21,569 MT, a 37% decrease when compared to the 34,022 MT reported in 1H09. In the case of silver, total production decreased 37%, from 1.9 million ounces in 1H09 to 1.1 million ounces in 1H10. Lead production for the first six-months 2010 was 6,915 MT, 26% lower than the same period in 2009 (9,295 MT).

Zinc cash cost in Colquijirca increased from US$590/MT in 2Q09 to US$1,096/MT in 2Q10. This was due to a higher stripping ratio (16.7 in 2Q10 vs. 10.0 in 2Q09).

Total royalties paid to the government at Colquijirca and Marcapunta in 2Q10 totaled US$0.5 million.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2010 Results

Operating Expenses

General and administrative expenses in 2Q10 were US$28.4 million, 49% higher than the figure reported in 2Q09 (US$19.1 million) due to the ”mark to market” provision for long-term compensation (US$17.0 million). General and administrative expenses in the six-month period 2010 totaled US$39.0 million, a 9% increase when compared to the US$35.8 million reported in the same period of 2009.

Exploration Costs in Non-Operational Mining Sites

Exploration costs at non-operational mining sites, which include care and maintenance, in 2Q10 were US$10.3 million, a 3% increase compared to the US$10.0 million reported in 2Q09. The main efforts were focused at the Castrejon prospect at La Zanja (US$1.1 million), Mallay (US$2.4 million), Marcapunta (US$1.3 million), Colquemayo (US$0.6 million) and Breapampa (US$0.5 million) projects.

Exploration costs at non-operating mining sites in the six-month period 2010 were US$18.2 million, a 5% increase when compared to the same period in 2009 (US$17.2 million).

Greenfield projects currently being drilled are:

•
The Coripuquio prospect at the Colquemayo project (12,600 hectares) in Moquegua, with 3,000 meters drilled this far, with interesting results at CQQ-10-06 showing 109.7 meters with 0.51 g/t  of gold in shallow oxides from 15.46 meters deep.

•
Chaje (18,000 hectares), surrounding the Chucapaca area, also in Moquegua, where a second diamond-drill hole is testing depth potential of narrow gold-bearing veins in sandstone and carbonaceous shales.

In Central Mexico, Buenaventura has designed an exploration program and positioned the responsible team for the Pachuca – Real del Monte project, which consists of a silver-rich vein project optioned from Solitario Resources.

Operating Income

Operating income in 2Q10 was US$54.7 million, a 23% decrease compared to the US$71.4 million reported in 2Q09. This result was mainly explained by higher operating costs and administrative expenses.

Accumulated operating income for the period was US$122.3 million, a decrease of 6% when compared to the figure reported in 2009 (US$130.4 million).

Share in Affiliated Companies

During 2Q10, Buenaventura’s income from non-consolidated affiliates was US$86.2 million, 12% lower than the US$98.3 million reported in 2Q09. Yanacocha’s contribution to these results decreased 8%, from US$68.4 million in 2Q09 to US$62.7 million 2Q10, while contributions from Cerro Verde decreased from US$29.9 million in 2Q09 to US$25.9 million in 2Q10.

Accumulated income from non-consolidated affiliates in the six-month 2010 period was US$198.1 million, an increase of 11% compared to the US$178.2 million reported in 2009.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2010 Results

YANACOCHA
At Yanacocha (43.65%), 2Q10 gold production was 352,556 ounces of gold, a decrease of 32% compared to 2Q09 (516,693 ounces). Gold production in the six-month 2010 period was, according to guidance, 775,354 ounces, but a decrease of 24% compared to the 1,015,610 ounces reported in the same period 2009.

Cost applicable to sales (CAS) at Yanacocha in 2Q10 was US$406/oz, 21% higher than the figure reported in 2Q09 (US$336/oz) due to lower gold production, higher waste mining and maintenance costs, partially offset by higher by-product credits.

Net income at Yanacocha in 2Q10 was US$144.3 million, a 9% decrease when compared to the 2Q09 figure (US$157.8 million). Accumulated net income in 2010 was US$306.8 million, 4% higher than 2009 (US$295.7 million).

During 2Q10, EBITDA totaled US$254.0 million, a decrease of 10% compared to 2Q09 (US$282.6 million). This decrease was explained by the 13% decline in revenues (US$424.4 million in 2Q10 vs. US$488.8 million in 2Q09) due to a 33% decrease in ounces of gold sold. EBITDA for 1H10 was US$528.1 million, mostly in-line with the US$522.2 million reported in 2009.

The Company continues to expect 2010 total gold production at Yanacocha of between 1,460,000 and 1,550,000 ounces, with costs applicable to sales near the high end of the outlook range of $360 and $400 per ounce. This is due primarily to higher royalties and worker participation costs as a result of higher realized gold prices.

CAPEX in 2Q10 was US$53.6 million, while for the cumulative period, it totaled US$110.7.

CERRO VERDE
At Cerro Verde (19.26%), 2Q10 copper production was 75,386 MT, a 2% decrease when compared to 2Q09 (76,812 MT). Accumulated copper production in 1H10 totaled 150,339 MT, in-line with the same period 2009 (152,526 MT).

During 2Q10, Cerro Verde reported net income of US$136.8 million, a 14% decrease when compared to US$159.6 million in 2Q09. Accumulated net income in 1H10 was US$375.4 million, a 41% increase compared to the same period 2009 (US$265.8 million).

CAPEX in 2Q10 totaled US$22.4 million, and US$45.6 million for the six-month period 2010.

Net Income

This quarter, Buenaventura’s net income was US$110.9 million; representing US$0.44 per share compared to US$134.4 million in 2Q09 (17% decrease). This was mainly explained by the 23% decline in operating income and the 12% decrease in contributions from Yanacocha and Cerro Verde.

Net income for the six-month period 2010 was US$266.1 million (US$1.05 per share), a 13% increase when compared to the US$234.7 million (US$0.92 per share) reported in the same period 2009.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2010 Results

Project Development

ORCOPAMPA
•
2nd stage old tailing retreatment to recover 38,000 oz of gold and 1.1 M oz of silver. As of June 2010, all equipment has been purchased. This project will be completed in 4Q10. Total investment as of June, 2010 was US$3 million out of a total budget of US$5.5 million.

•	Tailing Dam #4 expansion for an additional 1.8 years is 85% completed and expected to be finished in 3Q10. Total investment as of June, 2010 was US$10 million out of a total budget of US$10.4 million.

UCHUCCHACUA
•
The engineering study for the chemical plant to clean manganese content from lead-silver concentrates to obtain better commercial terms and improve the mining process is underway. Currently, the location has been identified and the Company is working on the environmental permits.

LA ZANJA
As of June 2010, the Company has completed the following facilities for the project:

•	Bramadero Dam
•	Main access road
•	Processing Plant ADR
•	Leach pad (10 Has)
•	Solution and torment dams
•	Camps, office, and general store

The Company is awaiting the final inspection by the Ministry of Mining to obtain the processing plant permit to start operations in August. Total CAPEX totaled US$73.2 million (including US$12.5 million for working capital).

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2010 Results

* * *

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa, Poracota, Uchucchacua, Antapite, Julcani and Recuperada). Has controlling interest in three mining companies (El Brocal, La Zanja and CEDIMIN) as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 19.26% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

If a printed version of the Company’s 2009 Form 20-F is requested, please contact the persons indicated above otherwise, download a PDF format file from our web site.

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company and Yanacocha’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates
	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	45.97	Colquijirca and Marcapunta Project
Canteras del Hallazgo S.A	49.00	Chucapaca Project
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.26	Cerro Verde

(*)Consolidates
(**) Equity Accounting

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2010 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%
Ore Milled DST	124,130	109,592	13%	74,923	128,845	-42%	231,426	227,505	2%	160,428	267,470	-40%
Ore Grade OZ/ST	0.63	0.60	6%	0.083	0.076	9%	0.62	0.59	6%	0.084	0.071	19%
Recovery Rate %	96.1%	95.6%	0%	81.5%	81.7%	0%	95.9%	95.5%	0%	81.2%	80.7%	1%
Ounces Produced	74,924	62,398	20%	5,558	9,525	-42%	140,054	127,622	10%	12,547	17,288	-27%

Orcopampa Total Production		2Q10	80,482	2Q09	71,924	6M10	152,601	6M09	144,910

	Three Months Ended June 30						Six Months Ended June 30
	Antapite			Poracota			Antapite			Poracota
	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%
Ore Milled DST	38,228	36,894	4%	62,004	55,069	13%	68,233	72,158	-5%	116,668	115,171	1%
Ore Grade OZ/ST	0.26	0.23	14%	0.29	0.26	15%	0.25	0.22	14%	0.30	0.26	14%
Recovery Rate %	96.6%	94.7%	2%	82.0%	82.3%	0%	96%	94.4%	2%	83.6%	82.3%	2%
Ounces Produced	9,560	7,926	21%	14,968	11,579	29%	16,630	15,135	10%	28,897	24,676	17%

	SILVER PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%
Ore Milled DST	245,797	258,594	-5%	350,703	513,552	-32%	475,526	519,497	-8%	710,172	948,945	-25%
Ore Grade OZ/ST	13.67	14.12	-3%	2.32	2.71	-14%	13.17	14.50	-9%	2.38	3.25	-27%
Recovery Rate %	69.8%	73.9%	-5%	69.0%	67.1%	3%	70.0%	74.0%	-5%	67.3%	72.5%	-7%
Ounces Produced	2,377,107	2,698,486	-12%	560,481	844,838	-34%	4,415,063	5,600,956	-21%	1,135,135	1,853,539	-39%

	ZINC PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%
Ore Milled DST	245,797	258,594	-5%	350,703	513,552	-32%	475,526	519,497	-8%	710,172	948,945	-25%
Ore Grade %	1.57%	1.67%	-6%	4.47%	5.58%	-20%	1.53%	1.67%	-9%	4.74%	5.45%	-13%
Recovery Rate %	53.6%	58.0%	-8%	68.0%	72.3%	-6%	51.1%	59.7%	-14%	70.7%	72.5%	-2%
ST Produced	2,073	2,514	-18%	10,657	20,725	-49%	3,744	5,193	-28%	23,775	37,503	-37%

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2010 Results

APPENDIX 3

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of June, 30 2010  and  December, 31 2009

	2010	2009
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	444,143	714,454
Trade accounts receivable, net	57,514	122,950
Embedded derivatives for concentrates sales	65	4,838
Other accounts receivable	17,630	14,346
Accounts receivable from related parties	94,581	21,866
Hedge derivative financial instruments	4,083	-
Inventory, net	64,086	44,987
Prepaid taxes and expenses	29,521	14,368
Total current assets	711,623	937,809

Accounts receivable from related parties	1,676	-
Other accounts receivable	1,488	1,457
Prepaid taxes and expenses	11,027	10,787
Investment in associates	1,254,646	1,126,167
Mining concessions and property, plant and equipment, net	437,419	351,784
Development costs, net	91,926	91,633
Deferred income tax and workers’ profit sharing asset	253,011	261,877
Other assets	4,885	5,045
Total assets	2,767,701	2,786,559

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	79,454	58,233
Income tax payable	7,215	20,528
Other liabilities	60,116	87,125
Embedded derivatives for concentrates sales	499	292
Hedge derivative financial instruments	-	1,468
Financial obligations	2,026	79,452
Total current liabilities	149,310	247,098

Other long-term liabilities	108,740	102,053
Hedge derivative financial instruments	422	5,375
Deferred income tax and workers’ profit sharing liabilities	18,971	18,158
Financial obligations	25,932	150,555
Total liabilities	303,375	523,239

Shareholders’ equity net

Capital stock, net of treasury shares of US$62,622,000 in the year 2010 y 2009	750,540	750,540
Investments shares, net of treasury shares of US$142,000 in the year 2010 y 2009	2,019	2,019
Additional paid-in capital	225,978	225,978
Legal reserve	112,390	112,363
Other reserves	269	269
Retained earnings	1,200,810	1,011,077
Cumulative translation loss	(34,075)	(34,075)
Cumulative unrealized, gain (loss)	57	(3,916)
	2,257,988	2,064,255
Minority interest	206,338	199,065
Total shareholders’ equity, net	2,464,326	2,263,320

Total liabilities and shareholders’ equity, net	2,767,701	2,786,559

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2010 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three and six month period ended June 30, 2010 and  June 30, 2009

	For the three month period ended June, 30		For the six month period ended June, 30
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	212,028	198,107	399,637	361,212
Royalty income	13,357	14,560	27,484	28,426
Total income	225,385	212,667	427,121	389,638

Operating costs
Cost of sales, excluding depreciation and amortization	78,612	65,786	148,684	122,726
Exploration in units in operation	22,114	16,821	40,448	28,785
Depreciation and amortization	16,952	17,532	33,511	35,479
Total operating costs	117,678	100,139	222,643	186,990
Gross income	107,707	112,528	204,478	202,648

Operating expenses
Administrative expenses	28,350	19,055	38,953	35,762
Royalties	12,120	9,572	20,774	14,765
Exploration in non-operating areas	10,299	9,973	18,154	17,216
Sales expenses	2,215	2,517	4,277	4,485
Total operating expenses	52,984	41,117	82,158	72,228

Operating income	54,723	71,411	122,320	130,420

Other income (expenses), net
Share in associates companies by the equity method, net	86,192	98,333	198,102	178,240
Interest incomes	775	1,104	4,470	2,585
Interest expenses	(1,709)	(4,389)	(4,195)	(9,232)
Income (loss) from currency exchange difference, net	60	1,724	(694)	1,194
Other, net	303	(116)	3,467	1,535
Total other income, net	85,621	96,656	201,150	174,322

Income before workers’ profit sharing, income tax
and minority interest	140,344	168,067	323,470	304,742

Provision for workers’ profit sharing	(3,792)	(3,547)	(6,998)	(8,623)
Provision for income tax	(17,799)	(17,044)	(33,474)	(39,106)

	118,753	147,476	282,998	257,013

Net income attributable to minority interest	(7,869)	(13,089)	(16,933)	(22,336)

Net income attributable to Buenaventura	110,884	134,387	266,065	234,677

Basic and diluted earnings per share attributable to
Buenaventura, stated in U.S. dollars	0.44	0.53	1.05	0.92

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2010 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three and six month period ended June 30, 2010 and  June 30, 2009

	For the three month period ended June, 30		For the six month period ended June, 30
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	249,680	195,864	471,846	341,380
Royalties received	14,290	13,698	31,962	22,780
Value Added Tax (IGV) recovered	316	5,438	2,617	11,905
Interest received	1,017	1,125	2,065	3,112
Dividends received	-	100,395	-	100,395
Payments to suppliers and third parties	(131,707)	(94,940)	(236,396)	(174,751)
Payments to employees	(14,477)	(20,686)	(55,882)	(54,781)
Payment of royalties	(17,943)	(9,452)	(29,283)	(17,487)
Income tax paid	(10,422)	(5,521)	(28,418)	(12,727)
Payments of interest	(363)	(2,731)	(2,841)	(6,697)

Net cash and cash equivalents provided by operating activities	90,391	183,190	155,670	213,129

Investment activities
Proceeds from sales of plant and equipment	53	98	654	278
Additions to mining concessions, property, plant and equipment	(55,360)	(10,336)	(109,812)	(28,559)
(Increase) decrease in time deposit	(34,774)	23,443	(53,704)	19,916
Disbursements for development activities	(7,933)	(4,532)	(10,391)	(15,684)
Payments for purchase of investments shares	(1,963)	(5,518)	(7,265)	(40,432)
Decrease (increase) in accounts receivables from related parties	(893)	3,572	(1,836)	911

Net cash and cash equivalents provided by (used in) invesment activities	(100,870)	6,727	(182,354)	(63,570)

Financing activities
Increase in financial obligations	11,449	-	23,055	-
Payments of financial obligations	(9,888)	(24,548)	(225,104)	(49,093)
Dividens paid	(82,690)	(5,513)	(82,690)	(5,513)
Dividens paid to minority shareholders of subsidiary	(7,752)	(19,892)	(12,592)	(19,892)

Net cash and cash equivalents used in financing activities	(88,881)	(49,953)	(297,331)	(74,498)

Increase (decrease) in cash and cash equivalents during the period	(99,360)	139,964	(324,015)	75,061
Cash and cash equivalents at beginning of period	489,799	467,124	714,454	532,027

Cash and cash equivalents at period-end	390,439	607,088	390,439	607,088

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2010 Results

	For the three month period ended June, 30		For the six month period ended June, 30
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by operating activities
Net income attributable to Buenaventura	110,884	134,387	266,065	234,677
Plus (less)
Depreciation and amortization	16,952	17,532	33,511	35,479
Provision for long term officers’ compensation	16,675	2,058	17,098	8,481
Net income attributable to minority interest	7,869	13,089	16,933	22,336
Deferred income tax and workers' profit sharing benefit	2,597	535	6,111	14,111
Provision for estimated fair value of embedded derivatives related to sales of contentrates	854	(5,320)	4,980	(8,322)
Loss on currency exchange differences	(60)	(1,724)	694	(1,194)
Net cost of plant and equipment sold	24	95	394	223
Allowance for doubtful trade accounts receivable	-	8,080	-	9,066
Share in associates companies by the equity method, net of dividends received in cash	(86,192)	2,062	(198,102)	(77,845)
Adjustment to present value of mining-units closure provision	1,349	1,539	(722)	2,852
Reversal for slow moving and obsolescent supplies	(365)	(295)	(470)	(615)
Others	(108)	712	(38)	532

Net changes in operating assets and liabilities accounts

Decrease (increase) of operating assets
Trade accounts receivable	35,854	1,560	65,436	(6,149)
Other accounts receivable	(3,809)	(19,615)	1,825	(20,582)
Accounts receivable from related parties	933	(862)	4,478	(5,646)
Inventory	(11,427)	2,944	(19,099)	(895)
Prepaid taxes and expenses	(10,774)	7,216	(15,393)	9,243

Increase (decrease) of operating liabilities
Trade accounts payable	7,669	4,417	21,221	4,750
Income tax payable	1,096	(1,129)	(13,313)	(34)
Other liabilities	370	15,909	(35,939)	(7,339)

Net cash and cash equivalents provided by operating activities	90,391	183,190	155,670	213,129

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 30, 2010